Exhibit (a)(1)(D)

Cardium Therapeutics, Inc.

Form of Receipt of Election Form

Date:
To:
From:	Cardium Therapeutics, Inc.
Re:	Confirmation of Receipt of Election Form

This message confirms that we have received your election to participate in the Exchange Offer. We expect to accept your eligible warrants for exchange, subject to the terms and conditions set forth in the Exchange Offer, promptly following the expiration date, which we expect will be at 5:00 p.m., Pacific Time, on December 29, 2010 (or a later expiration date if we extend the offer).

Unless you withdraw your tendered eligible warrants by properly completing and acknowledging a Notice of Withdrawal before 5:00 p.m., Pacific Time, on the expiration date, we will exchange your eligible warrants for shares of common stock. If you do not withdraw your tendered eligible warrants and we accept your eligible warrants for exchange, promptly following the expiration of this Exchange Offer we will provide you with a confirmation letter confirming that your eligible warrants have been accepted for exchange.

You may withdraw a previous election at any time by submitting a properly completed and acknowledged Notice of Withdrawal Form before 5:00 p.m., Pacific Time, on the expiration date.

You may change any previous election at any time by submitting a properly completed and acknowledged Notice of Withdrawal Form, together with a new Election Form. You may change your election as many times as you like, but your last selection entered as of 5:00 p.m., Pacific Time, on the expiration date will serve as your final election and control the extent of your participation in the Exchange Offer.